SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Tele Leste Celular Participações S.A. and Subsidiaries

Financial Statements

for the Six-month Period Ended June 30, 2005 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Management and Shareholders of

Tele Leste Celular Participações S.A.

Salvador - BA

1. We have performed a special review of the Quarterly Information of Tele Leste Celular Participações S.A. and subsidiaries referring to the quarter and six-month period ended June 30, 2005, prepared under the responsibility of management and according to Brazilian accounting practices, consisting of the balance sheets, individual and consolidated, the related statements of operations and the performance report .

2. We conducted our review in accordance with the specific standards established by Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the criteria adopted in preparing the Quarterly Information; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries .

3. Based on our special review, we are not aware of any material modifications that should be made to the above-mentioned Quarterly Information for it to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission, specifically applicable to the preparation of the mandatory Quarterly Information .

4. We had previously reviewed the individual and consolidated balance sheets as of March 31, 2005 and the individual and consolidated statements of operations for the quarter and six-
-month period ended June 30, 2004, presented for comparative purposes , on which we issued unqualified special review reports, dated April 25, 2005 and July 21, 2004, respectively.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil .

São Paulo , July 25, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF JUNE 30 AND MARCH 31, 2005
(In thousands of Brazilian reais - R$)

ASSETS	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

CURRENT ASSETS
Cash and cash equivalents	38	176	3,037	2,307
Financial investments	235	-	18,627	37,735
Trade accounts receivable, net	-	-	136,141	123,976
Inventories	-	-	28,905	43,014
Advances to suppliers	-	-	5,404	196
Interest on capital and dividends	2,890	2,890	-	-
Deferred and recoverable taxes	511	506	43,234	44,249
Prepaid expenses	-	-	16,286	21,838
Other assets	157	74	9,519	10,287
	3,831	3,646	261,153	283,602

NONCURRENT ASSETS
Deferred and recoverable taxes	12,432	12,109	209,509	209,025
Derivative contracts	-	-	414	5,585
Prepaid expenses	-	-	1,859	1,394
Other assets	-	-	14,617	14,100
	12,432	12,109	226,399	230,104

PERMANENT ASSETS
Investments	330,563	358,912	-	-
Property, plant and equipment, net	-	-	381,616	382,895
Deferred charges, net	-	-	409	625
	330,563	358,912	382,025	383,520

TOTAL ASSETS	346,826	374,667	869,577	897,226

LIABILITIES AND SHAREHOLDERS' EQUITY	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

CURRENT LIABILITIES
Payroll and related accruals	90	147	5,329	5,683
Trade accounts payable	27	184	123,736	111,946
Taxes payable	190	187	21,319	25,060
Loans and financing	-	4,894	138,524	174,391
Derivative contracts	-	-	48,056	23,650
Interest on capital and dividends	471	476	471	476
Reserve for contingencies	-	-	9,507	8,537
Other liabilities	5,570	2	20,180	11,503
	6,348	5,890	367,122	361,246

LONG-TERM LIABILITIES
Loans and financing	-	-	123,349	139,922
Derivative contracts	-	-	25,973	14,799
Reserve for contingencies	-	-	7,341	7,187
Other liabilities	-	-	5,314	5,295
	-	-	161,977	167,203

SHAREHOLDERS' EQUITY
Capital	306,340	306,340	306,340	306,340
Capital reserves	126,909	126,909	126,909	126,909
Accumulated losses	(92,808)	(64,509)	(92,808)	(64,509)
	340,441	368,740	340,441	368,740

FUNDS FOR CAPITALIZATION	37	37	37	37

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	346,826	374,667	869,577	897,226

The accompanying notes are an integral part of these financial statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF OPERATIONS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004
(In thousands of Brazilian reais - R$, except for loss per thousand shares)

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04
GROSS OPERATING REVENUE
Telecommunications services	-	-	311,997	259,816
Sales of products	-	-	100,063	66,669
	-	-	412,060	326,485
Deductions from gross revenue	-	-	(134,583)	(96,070)

NET OPERATING REVENUE	-	-	277,477	230,415
Cost of services provided	-	-	(85,281)	(83,120)
Cost of products sold	-	-	(73,239)	(56,693)

GROSS PROFIT	-	-	118,957	90,602

OPERATING REVENUES (EXPENSES)
Selling expenses	-	-	(95,894)	(66,152)
General and administrative expenses	(1,028)	(1,174)	(25,857)	(27,534)
Other operating expenses	-	-	(8,066)	(4,233)
Other operating revenue	93	-	6,690	2,536
Equity pick-up	(33,770)	(14,821)	-	-
	(34,705)	(15,995)	(123,127)	(95,383)

OPERATING LOSS BEFORE FINANCIAL EXPENSES	(34,705)	(15,995)	(4,170)	(4,781)
Financial expenses	(379)	(333)	(68,795)	(26,060)
Financial income	1,001	1,062	42,529	17,696

OPERATING LOSS	(34,083)	(15,266)	(30,436)	(13,145)
Nonoperating income (expenses), net	-	-	219	(578)

LOSS BEFORE TAXES	(34,083)	(15,266)	(30,217)	(13,723)
Income and social contribution taxes	-	-	(3,866)	(2,891)

LOSS FOR THE PERIOD	(34,083)	(15,266)	(34,083)	(16,614)

LOSS PER THOUSAND SHARES - R$	(3.54588)	(0.00003)

The accompanying notes are an integral part of these financial statements.
(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
(In thousands of Brazilian reais - R$, unless otherwise indicated)

1.  OPERATIONS

Tele Leste Celular Participações S.A. ("Tele Leste" or the "Company") is a publicly-traded company which, as of June 30, 2005, is controlled by Sudestecel Participações S.A. (22.08% of total capital), Brasilcel N.V. (3.37% of total capital), Tagilo Participações Ltda. (2.41% of total capital) and Avista Participações Ltda. (22.72% of total capital). Sudestecel Participações S.A. , Tagilo Participações Ltda. and Avista Participações Ltda. are wholly-
-owned subsidiaries of Brasilcel N.V.

Brasilcel N.V. is jointly controlled by Telefónica Móviles , S.A. (50.00% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS , S.A. (49.999% of total capital) and Portugal Telecom, SGPS , S.A. (0.001% of total capital).

Tele Leste has a full controlling interest in the operators Telebahia Celular S.A. ("Telebahia") and Telergipe Celular S.A. ("Telergipe"), which provide mobile telephone services in the States of Bahia and Sergipe, respectively, including activities necessary or useful to perform the services, in accordance with the licenses granted to them.

The licenses granted to the subsidiaries Telebahia and Telergipe are valid until June 29 and December 15, 2008, respectively, and are renewable once only for a 15-year period, through payment of charges equivalent to approximately 1% of the annual billing of the operators.

The business of the subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency (ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and plans.

2.  PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated quarterly information ("ITR") is presented in thousands of Brazilian reais and was prepared in accordance with Brazilian accounting practices, which include the accounting practices derived from Brazilian corporate law, regulations applicable to the public telecommunications service concessionaires and accounting regulations and procedures established by the Brazilian Securities Commission (CVM).

The consolidated ITR include, in addition to the Company's balances and transactions, the balances and transactions of the subsidiaries Telebahia and Telergipe. In the consolidation, all the balances and transactions between the companies were eliminated.

These ITR were prepared in accordance with principles, practices and criteria consistent with those adopted in preparing the financial statements of the last fiscal year and should be analyzed together with those statements.

The financial statements referring to March 31, 2005 and June 30, 2004 were reclassified, where applicable, for comparison purposes.

3.  FINANCIAL INVESTMENTS

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Financial investments	235	-	18,627	37,735

The financial investments refer to fixed-income investments which are indexed to interbank deposit (CDI) rates.

As of June 30, 2005, the Company had financial investments of R$175 pledged in guarantee of lawsuits.

4.  TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	06.30.05	03.31.05

Unbilled amounts	26,425	23,743
Billed amounts	64,635	63,600
Interconnection	30,045	32,436
Products sold	28,782	17,048
Allowance for doubtful accounts	(13,746)	(12,851)
Total	136,141	123,976

There are no customers that have contributed with more than 10% of the net accounts receivable as of June 30 and March 31, 2005, except for the amounts receivable from Telecomunicações da Bahia S.A. - TELEMAR, which represent, respectively, 11.9% and 13.8% of the net accounts receivable on those dates.

The movements of the allowance for doubtful accounts are as follows:

	Consolidated
	2005	2004

Balance at the beginning of the year	12,796	14,434
Additions in the 1 st quarter	3,349	3,196
Write-offs in the 1 st quarter	(3,294)	(2,213)

Balance as of March 31	12,851	15,417

Additions in the 2 nd quarter	6,128	2,683
Write-offs in the 2 nd quarter	(5,233)	(4,186)

Balance as of June 30	13,746	13,914

5.  INVENTORIES

	Consolidated
	06.30.05	03.31.05

Mobile handsets	32,438	45,943
Accessories and others	171	330
(-) Allowance for obsolescence	(3,704)	(3,259)
Total	28,905	43,014

6.  DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Prepaid income and social contribution taxes	12,315	11,991	21,559	22,086
Recoverable ICMS (State VAT)	-	-	25,960	24,750
Withholding income tax	4	-	1,849	5,267
Recoverable PIS and COFINS (taxes on revenue)	-	-	11,586	10,342
Others	360	360	945	1,300
Total of recoverable taxes	12,679	12,351	61,899	63,745

Deferred income and social contribution taxes	264	264	187,362	186,662
ICMS to be appropriated	-	-	3,482	2,867
Total	12,943	12,615	252,743	253,274

Current	511	506	43,234	44,249
Noncurrent	12,432	12,109	209,509	209,025

Deferred income and social contribution taxes are mainly comprised of:
	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Merged tax credit (corporate restructuring)	-	-	58,233	60,967
Tax credits relating to:
Obsolescence	-	-	487	474
Contingencies	-	-	2,159	2,987
Doubtful accounts	-	-	5,175	4,968
Accelerated depreciation	-	-	6,872	6,509
Other amounts	-	-	4,455	2,571
Tax loss carryforwards	264	264	109,981	108,186
Total	264	264	187,362	186,662

Current	-	-	3,278	2,316
Noncurrent	264	264	184,084	184,346

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a)  Tax loss carryforwards : will be offset up to a limit of 30% of taxable income for each year. The subsidiaries, based on projections of future results, estimate that the total social contribution tax loss carryforwards will be set off in ten years.

b)  Merged tax credit : consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders' equity (see Note 26) and is realized proportionally to the amortization of the goodwill of the subsidiaries . Studies by external consultants used in the equity restructuring process initially supported recovery of the amount within ten years for Telergipe and five years for Telebahia. Considering the economic and operating results achieved and the recoverability trends, new technical studies were performed, which resulted in a change in the amortization period of the Telebahia premium to ten years as from January 1, 2002.

c)  Temporary differences : will be realized upon the payments of accruals, the effective losses on bad debts and the realization of inventories .

At the end of the 2004 fiscal year, the Company prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized, as determined by CVM Resolution No. 371. Management did not identify any changes that could affect the conclusion of these studies as of June 30, 2005.

The technical studies mentioned above correspond to management's best estimates of the future evolution of the Companies and the market in which they operate.

Management has been monitoring the evolution of these credits, and, in this respect, decided not to recognize deferred income and social contribution on tax losses and temporary differences of the subsidiary Telebahia as of June 30, 2005, totaling R$76,472 and R$77,491 (R$62,975 and R$63,994 as of March 31, 2005), respectively.

7.  PREPAID EXPENSES

	Consolidated
	06.30.05	03.31.05

FISTEL fees	14,734	18,347
Advertising	1,612	2,956
Financial charges	184	200
Other	1,615	1,729
Total	18,145	23,232

Current	16,286	21,838
Noncurrent	1,859	1,394

8.  OTHER ASSETS

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Advances to employees	-	-	1,155	998
Credits with suppliers	-	-	1,809	1,161
Escrow deposits	-	-	14,501	13,978
Prepaid subsidies for products	-	-	4,129	5,858
Receivable from Group companies	157	74	2,155	1,902
Other assets	-	-	387	490
Total	157	74	24,136	24,387

Current	157	74	9,519	10,287
Noncurrent	-	-	14,617	14,100

9.  INVESTMENTS

a)  Participation in subsidiaries

Investees	Total participation - %	Total common shares	Shareholders' equity as of		Net profit (loss) as of
			06.30.05	03.31.05	06.30.05	06.30.04

Telebahia Celular S.A.	100	17,997,722	274,904	305,714	(40,645)	(20,298)
Telergipe Celular S.A.	100	1,011,043	55,659	53,198	6,875	5,477

b)  Changes

The changes in the investments of the Parent Company were as follows for the six-
-month period ended June 30, 2005 and June 30, 2004:

	2005	2004

Opening balance	364,333	392,841
Equity pick-up in the 1 st quarter	(5,421)	(3,567)
Donations of equipment received by subsidiaries	-	451
Closing balance of investment as of March 31	358,912	389,725

Equity pick-up in the 2 nd quarter	(28,349)	(12,602)
Donations of equipment received by subsidiaries	-	897
Closing balance of investment as of June 30	330,563	378,020

10.  PROPERTY, PLANT AND EQUIPMENT

a)  Composition

	Consolidated
	Annual	06.30.05			03.31.05
	depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	407,091	(274,066)	133,025	135,527
Switching equipment	14.29	138,540	(71,642)	66,898	67,667
Infrastructure	4.00 - 20.00	71,201	(34,945)	36,256	36,651
Land	-	4,784	-	4,784	4,777
Software use rights	20.00	84,762	(48,459)	36,303	33,977
Buildings	4.00	28,674	(6,373)	22,301	22,588
Terminals	66.67	92,156	(70,210)	21,946	20,594
Other assets	10.00 - 20.00	86,612	(46,106)	40,506	40,003
Assets and construction in progress	-	19,597	-	19,597	21,111
Total		933,417	(551,801)	381,616	382,895

In the six-month period ended June 30, 2005 the Company capitalized financial charges on assets and construction in progress amounting to R$174 (R$760 in the same period of 2004).

As of June 30, 2005, the Company had fixed assets given in guarantee in the amount of R$21,487 (R$20,453 as of March 31, 2005) as shown below:

Tax	19,024
Labor	1,510
Civil	953
Total	21,487

The amount attributed to tax litigation refers to the assessments for ICMS on subscriptions and the ISS on the usage tariff for the mobile network (TUM). As of June 30, 2005, based on the opinion of the legal consultants, these cases were classified as possible losses, and, therefore, the Company did not constitute a provision for these cases.

11.  TRADE PAYABLES AND ACCOUNTS PAYABLE

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Trade payables	23	177	82,958	66,220
Amounts to be transferred - SMP (*)	-	-	23,912	25,059
Interconnections	-	-	3,400	2,450
Technical assistance (see Note 27)	-	-	12,636	13,750
Other	4	7	830	4,467
Total	27	184	123,736	111,946

(*) Refer to long-distance services to be passed on to the operators due to migration to the Personal Mobile Service (SMP) System.

12.  TAXES PAYABLE

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

State VAT (ICMS)	-	-	9,149	9,287
Income and social contribution taxes	-	-	3,557	7,334
Taxes on revenue (PIS and COFINS)	-	-	4,138	3,858
FISTEL fees	-	-	883	777
FUST and FUNTTEL	-	-	318	295
Other	190	187	3,274	3,509
Total	190	187	21,319	25,060

13.  LOANS AND FINANCING

a)  Debt composition

				Consolidated
Description	Currency	Interest	Maturity	06.30.05	03.31.05

Principal
Financial institutions :
Resolution No. 2,770	US$	2% p.a. to 4.75% p.a.	25.08.05 to 10.03.06	134,704	168,487
European Investment Bank - BEI	US$	1.65% p.a. + Libor	13.06.08	123,349	139,922

Trade payables :
NEC do Brasil S.A.	US$	7.3%	29.11.05	826	1,873
Interest provisioned				2,994	4,031
Total				261,873	314,313

Current				138,524	174,391
Noncurrent				123,349	139,922

The loans and financing are for the expansion and modernization of the cellular telephone network, financing fixed assets and working capital.

b)  Repayment schedule

As of June 30, 2005, the long-term amounts have the following breakdown by year of maturity:

Year	Consolidated

2008	123,349
Total	123,349

c)  Restrictive covenants

The Company has a loan with the European Bank, the balance of which as of June 30, 2005 was R$123,349 (R$139,922 as of March 31, 2005). On the same date, the Company and its subsidiaries were in compliance with all covenants.

d)  Guarantees

Banks	Guarantees

NEC do Brasil S.A.	Aval.

European Investment Bank - BEI -	Commercial risk guaranteed by Banco Espírito Santo.
Telebahia Celular S.A.

Telergipe Celular S.A.	Commercial risk guaranteed by Banco Espírito Santo.

e)  Coverage

As of June 30, 2005, the subsidiaries had exchange contracts in the nominal amount of US$117,641 thousand and €46 thousand (US$124,404 thousand as of March 31, 2005) for the complete hedge of their foreign exchange liabilities. Up to that date, the subsidiaries had recorded a book loss of R$73,615 (loss of R$32,864 as of March 31, 2005) on these hedge operations, represented by a balance in realizable assets of R$414 (R$5,585 as of March 31, 2005) and a liability balance of R$74,029 (R$38,449 as of March 31, 2005), comprising R$48,056 under current assets (R$23,650 as of March 31, 2005) and R$25,973 under long-term liabilities (R$14,799 as of March 31, 2005).

14.  OTHER LIABILITIES

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Premium on sale of call option	-	-	9,647	6,630
Accrual for customer loyalty program (a)	-	-	2,368	2,135
Intercompany liabilities	3	2	2,425	2,467
Pension plan	-	-	259	240
Reverse split of shares (b)	5,565	-	5,565	-
Others	2	-	5,230	5,326
Total	5,570	2	25,494	16,798

Current	5,570	2	20,180	11,503
Noncurrent	-	-	5,314	5,295

(a) The subsidiaries have a loyalty program, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned considering historic redemption data, points generated and the average cost of a point.

(b)  Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company's capital shares (Note 16).

15  RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. The Company and its subsidiaries recorded reserves in relation to the claims in which an unsuccessful outcome was classified as probable.

The breakdown of the reserves is as follows:

	Consolidated
	06.30.05	03.31.05

Labor	4,913	4,725
Civil	3,576	2,728
Tax	8,359	8,271
Total	16,848	15,724

Current	9,507	8,537
Noncurrent	7,341	7,187

The changes in the reserve for contingencies in the six-month period ended June 30, 2005 are as follows:

Consolidated

Balance as of December 31, 2004	14,833
New provisions, net of reversals	2,100
Monetary variation	169
Payments	(254)
Balance as of June 30, 2005	16,848

15.1. Tax litigation

15.1.1. Probable loss

No significant new tax claims with a "probable" loss classification were filed in this first semester. The evolution of the reserves for tax contingencies substantially corresponds to the monthly changes in the claims since the last fiscal year.

15.1.2. Possible loss

No significant new tax claims with a "possible" loss classification were filed in this first semester. No significant alterations occurred in the claims indicated in this report since the last fiscal year.

15.2. Civil and labor suits

Include several labor and civil claims. A reserve was posted as demonstrated previously, which is considered to be sufficient to cover the probable losses on these cases. In the first semester there was an increase in the number of civil and labor suits of the same nature as prior periods, in the amount of R$2,413.

In relation to claims with a "possible" loss classification, the amount involved is R$11,179 for civil claims and R$2,951 for labor claims.

16.  SHAREHOLDERS' EQUITY

a)  Capital

An Ordinary and Extraordinary Shareholders' Meeting held on March 28, 2005 approved a reverse split of the 480,618,117,605 nominative book-entry shares, without par value (480,669,472,683 as of December 31, 2004), comprising 167,232,225,653 common shares (167,232,478,151 as of December 31, 2004) and 313,385,891,952 preferred shares (313,436,994,532 as of December 31, 2004), representing capital, in the proportion of 50,000 (fifty thousand) shares to 1 (one) share of the same class, and the capital is now represented by 9,612,363 nominative book-entry shares, without par value, comprising 3,344,645 common shares and 6,267,718 preferred shares.

At the same meeting, the shareholders attending unanimously approved ratification of the cancellation of the 51,355,078 nominative book-entry shares, without par value, comprising 252,498 common shares and 51,102,580 preferred shares, held in treasury, derived from the reimbursement of the shareholders that did not approve, in the Extraordinary Shareholders' Meeting, the corporate reorganization that resulted in the merger of the shares of the subsidiaries and the reduction in capital from R$306,375 to R$306,340, in accordance with paragraph 6, of Law No. 6,404/76.

The capital, as of June 30 and March 31, 2005, comprised book-entry shares without par value, as follows:

Thousands of shares

Common shares	3,344
Preferred shares	6,268
9,612

b)  Special goodwill reserve

This reserve represents the formation of a special goodwill reserve as a result of the Company's corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

c)  Dividends

The preferred shares do not have voting rights, except in the cases stipulated in Chapter 3, article 7 of the bylaws. The preferred shares are entitled to receive dividends 10% higher than those allocated to common shares, or a preferential noncumulative annual dividend of 6% of capital attributable to these shares, whichever is higher. In the case of payment of the minimum preferential dividend of 6% of capital per annum referring to the preferred shares, if there is sufficient balance available after distribution to the holders of preferred shares, the bearers of the common shares will receive the same amount in dividends per share as the preferred shares.

17.  NET OPERATING REVENUE

	Consolidated
	06.30.05	06.30.04

Subscription charges	16,192	19,703
Use of network	154,571	113,339
Additional call charges	12,145	13,942
Interconnection	106,355	98,614
Data service	13,640	5,408
Other services	9,094	8,810
Gross revenues from services	311,997	259,816

ICMS	(53,551)	(41,604)
Taxes on revenue (PIS and COFINS)	(11,345)	(9,566)
Taxes on services provided (ISS)	(125)	(131)
Discounts granted	(10,490)	(5,995)
Net operating revenue from services	236,486	202,520

Gross revenue from sale of handsets and accessories	100,063	66,669

State VAT (ICMS)	(6,717)	(8,842)
Taxes on revenue (PIS and COFINS)	(4,863)	(4,280)
Discounts granted	(44,407)	(22,513)
Returned sales	(3,085)	(3,139)
Net operating revenue from the sale of products	40,991	27,895

Total net operating revenue	277,477	230,415

No clients have contributed with more than 10% of gross operating revenue in the six-
-month periods ended June 30, 2005 and June 30, 2004, except for the amounts of services provided to Telecomunicações da Bahia S.A. - TELEMAR, a fixed telephone operator, which represent approximately 17.9% and 21.5% of gross operating revenues as of June 30, 2005 and June 30, 2004, respectively, principally in relation to interconnection.

18.  COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Consolidated
	06.30.05	06.30.04

Personnel	(2,665)	(1,925)
Materials	(163)	(79)
Outside services	(9,747)	(7,730)
Connections	(10,961)	(9,878)
Rents, insurance and condominium fees	(6,434)	(6,120)
Interconnections	(8,065)	(8,539)
Taxes and contributions	(11,734)	(9,876)
Depreciation and amortization	(35,452)	(38,955)
Others	(60)	(18)
Costs of services rendered	(85,281)	(83,120)

Cost of products sold	(73,239)	(56,693)
Total	(158,520)	(139,813)

19.  SELLING EXPENSES

	Consolidated
	06.30.05	06.30.04

Personnel	(8,680)	(6,608)
Materials	(1,105)	(1,234)
Outside services (a)	(58,687)	(36,792)
Rents, insurance and condominium fees	(1,283)	(1,329)
Taxes and contributions	(54)	(382)
Depreciation and amortization	(14,468)	(11,434)
Allowance for doubtful accounts	(9,477)	(5,879)
Others	(2,140)	(2,494)
Total	(95,894)	(66,152)

(a)  Outside services include advertising expenses totaling R$11,691 and R$7,027 in the six-
-month periods ended June 30, 2005 and June 30, 2004.

20.  GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Personnel	(216)	(222)	(5,794)	(6,573)
Materials	-	-	(89)	(221)
Outside services	(770)	(913)	(12,238)	(12,745)
Rents, insurance and condominium fees	(19)	-	(1,399)	(750)
Taxes and contributions	(23)	(35)	(267)	(999)
Depreciation and amortization	-	-	(5,981)	(6,154)
Others	-	(4)	(89)	(92)
Total	(1,028)	(1,174)	(25,857)	(27,534)

21.  OTHER OPERATING REVENUES (EXPENSES)

	Consolidated
	06.30.05	06.30.04

Revenue:
Fines	1,928	1,162
Recovered expenses	349	188
Reversal of reserves	333	43
Shared infrastructure	917	584
Commercial incentives	2,237	542
Others	926	17
Total	6,690	2,536

Expenses:
Reserve for contingencies	(2,433)	(1,323)
FUST fees	(1,295)	(1,028)
FUNTTEL	(648)	(514)
ICMS on other expenses	(469)	(500)
PIS and COFINS on other income	(573)	(385)
Other taxes and contributions	(183)	(244)
Amortization of deferred charges	(216)	-
Others	(2,249)	(239)
Total	(8,066)	(4,233)

22.  FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Financial income:
Revenue from financial operations	379	606	4,384	3,261
Positive monetary/exchange variations	622	554	38,199	3,177
Hedge transactions, net	-	-	-	13,284
PIS and COFINS on financial income	-	(98)	(54)	(2,026)
Total	1,001	1,062	42,529	17,696

Financial expense:
Expense of financial operations	(379)	(333)	(8,038)	(7,057)
Negative monetary/exchange variations	-	-	(489)	(19,003)
Hedge transactions, net	-	-	(60,268)	-
Total	(379)	(333)	(68,795)	(26,060)

23.  INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes on the accrual basis. Deferred taxes are recognized on temporary differences, as shown in Note 6. The composition of income and social contribution taxes expenses is given below :

	Consolidated
	06.30.05	06.30.04

Income tax	(6,665)	(2,123)
Social contribution tax	(2,397)	(768)
Deferred income tax	3,665	-
Deferred social contribution tax	1,531	-
Total	(3,866)	(2,891)

We set forth below a reconciliation of the income (expenses) of the taxes on income disclosed, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined official rates at 34%:

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Loss before taxes	(34,083)	(15,266)	(30,217)	(13,723)
Taxes on profit at the official rate	11,588	5,190	10,274	4,666
Permanent additions:
Nondeductible expenses	-	(15)	(1,055)	(1,023)
Donations and subsidies	-	-	-	(458)
Equity pick-up	(11,482)	(5,039)	-	-
Other	-	(4)	-	12
Permanent exclusions:
Other exclusions	-	-	162	-
Taxes on unrecognized tax losses	(106)	(132)	(13,316)	(6,086)
Others	-	-	69	(2)
Tax expense	-	-	(3,866)	(2,891)

24.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)  Risk considerations

The operators Telebahia and Telergipe provide mobile telephone services in the States of Bahia and Sergipe, in accordance with the terms of the licenses granted by the Federal Government. Both operators also exploit the business of purchasing and distributing handsets through their own channels and distributional network to stimulate their core business.

The major market risks to which Telebahia and Telergipe are exposed in conducting business are:

•  Credit risk : derived from the possible difficulty in collecting amounts of telecommunications services provided to customers, and the sales of handsets to the distribution network, together with the risks related with investments and swap operations.

•  Interest rate risk : derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor and CDI).

•  Currency risk : the possibility of the Company incurring losses on account of fluctuations in interest rates that increase the balances of foreign currency denominated loan and financing liabilities.

Since their creation, Telebahia and Telergipe have taken a positive attitude towards the management of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in the businesses to be attenuated.

Credit risk

The credit risk from providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies related with selling postpaid sets. Tele Leste has 77.8% (77.3% in March 2005) of its customer base under the prepaid system, which requires prepaid loading and, therefore, does not represent any credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales release integrated with the ERP software distribution module.

The Company is also subject to credit risk derived from the short-term financial investment and amounts receivable from swap operations. The Company operates in such a way as to diversify this exposure among first rate financial institutions.

Interest rate risk

The Company is exposed to fluctuations of domestic interest rates, due to the fact that the liability part of the operations with derivatives (exchange hedge) is associated with the cost of the CDI. As of June 30, 2005, the restated balance of these operations was R$350,146 (R$363,153 as of March 31, 2005).

In addition, the Company is investing surplus cash (financial investments) of R$18,627 (R$37,735 as of March 31, 2005), principally in short-term instruments, based on the variation of the CDI, which reduces this risk. The carrying values of these instruments approximate to market values, since they are redeemable in the short term.

As of June 30, 2005, the loans contracted in foreign currency at variable foreign interest rates (Libor) represented a principal of R$123,349 (R$139,922 as of March 31, 2005). In these operations, the Company has protection through derivatives (interest rate swaps), which neutralize the risk associated with the variations in the foreign interest rates (Libor).

Currency risk

Telebahia and Telergipe have contracted financial operations with derivatives to protect against exchange variations resulting from foreign currency loans. The instruments normally used are swap contracts.

The following table summarizes the net exposure of the Company to the exchange rate factor as of June 30, 2005:

	Stated in thousand of
	US$	€

Loans and financing	(111,416)	-
Trade payables - technical assistance	(5,617)	(54)
Hedge contracts	117,641	46
Total	608	(8)

During 2005, the Company contracted derivative instruments to hedge other foreign currency commitments so as to avoid the exchange exposure of these commitments.

b)  Derivative instruments

Telebahia and Telergipe record the gains and losses with derivative contracts as financial expenses or income.

The table below presents the estimated book and market values of the loans and financing and foreign currency liabilities, and derivative instruments:

	Book	Market	Unrealized
	value	value	gain (loss)

Other liabilities	(13,356)	(13,356)	-
Loans and financing	(261,873)	(264,654)	(2,781)
Derivative instruments	(73,615)	(65,626)	7,989
Total	(348,844)	(343,636)	5,208

c)  Market value of financial instruments

The market values of the loans and financing and swap contracts were determined based on the discounted cash flow method, using available projections of interest rates.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates .

25.  POST-RETIREMENT BENEFIT PLANS

The subsidiaries, together with the other companies of the former Telebrás system, sponsor private pension and healthcare plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)  PBS-A - defined-benefit multi-sponsor plan, for participants that were previously assisted and had such status on January 31, 2000.

b)  PBS-Tele Leste Celular - defined-benefit plan that serves approximately 1% of the Company's employees.

c)  PAMA - multi-sponsor healthcare plan for retired employees and their dependents, on a shared cost basis.

The contributions to the PBS Tele-Leste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil . Cost is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll of the employees participating in the plan, of which 12% is destined to funding the PBS-Tele Leste Celular Plan and 1.5% the PAMA Plan.

d)  Visão Celular Benefit Plan - individual defined contribution plan - the Visão Celular Benefit Plan was introduced by SISTEL in August 2000. The Company's contributions to the Visão Celular Plan are equal to those of the participants, varying between 0% and 7% of the participation salary, according to the percentage chosen by the participant. In the six-month period ended June 30, 2005, the subsidiaries made contributions to Visão Celular Benefit Plan in the amount of R$400 (R$251 as of June 30, 2004).

Up to June 30, 2005, the Company and its subsidiaries recognized proportionally the actuarial cost foreseen for the 2005 financial year, recording R$38 in relation to these costs, in the administrative expense account.

26.  CORPORATE RESTRUCTURING

On November 29, 2000, the corporate restructuring process was concluded, in which the goodwill paid on the privatization process of the Company was transferred to the subsidiaries.

The financial statements, maintained for the corporate and tax purposes of the Company and its subsidiaries, record specific accounts related with the goodwill and the related reserve, and the respective amortization, reversal and tax credit, the balances of which as of June 30 and March 31, 2005 are as follows:

		Consolidated
	Balances on date	balances on
	of merger	06.30.05	03.31.05
Balance sheet :
Merged goodwill	376,316	171,447	179,489
Merged reserve	(251,972)	(113,214)	(118,522)
Balance	124,344	58,233	60,967

		06.30.05	06.30.04
Statement of operations:
Amortization of goodwill		16,084	16,084
Reversal of reserve		(10,616)	(10,616)
Tax credit		(5,468)	(5,468)
Effect on result		-	-

As demonstrated, the goodwill amortization, net of the reversal of the reserve and corresponding tax credit, results in a null effect on income and, consequently, on the calculation base of the statutory minimum dividend. To ensure a better presentation of the Companies' financial and equity situation in the financial statements, the net amount of R$58,233 as of June 30, 2005 (R$60,967 as of March 31, 2005), which essentially represents the tax credit merged, was classified in the balance sheet under current and noncurrent assets as deferred taxes (see Note 6).

27.  RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are:

a)  Use of network and long-distance (roaming) cellular communication: These transactions involve companies owned by the same controlling group: Telesp Celular S.A., Global Telecom S.A., Telerj Celular S.A., Telest Celular S.A., Telecomunicações de São Paulo S.A., Celular CRT S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A. and Norte Brasil Telecom S.A. Part of these transactions was established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL.

b)  Technical assistance: Technical assistance is owed by the subsidiaries to Telefónica Móviles S.A. calculated basically on a percentage applied to the net services revenues, restated in accordance with the currency variation.

c)  Apportionment of corporate costs: With operators in the same group, are passed on to the Companies at the cost effectively incurred for these services.

d)  Call center services: Provided by Atento Brasil S.A. for the users of the subsidiaries' telecommunications service, contracted for 12 months, renewable for an equal period.

e)  Systems maintenance: Maintenance of the profitability analysis module of the system (MARE) by Telefónica Móbile Solution, contracted for 12 months, renewable for the same period.

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	Consolidated
	06.30.05	03.31.05

Assets:
Trade accounts receivable	4,076	6,872
Receivable from Group companies	2,155	1,902

Liabilities:
Trade accounts receivable	(6,182)	(11,094)
Technical assistance	(12,636)	(13,750)
Intercompany liabilities	(2,425)	(2,467)

	06.30.05	06.30.04
Statement of operations:
Revenues from telecommunications services	8,301	22,100
Selling expenses	(11,707)	(8,696)
General and administrative expenses	(1,485)	(3,131)

28.  INSURANCE

The Company has a policy of monitoring the risks inherent in its operations. Accordingly, as of June 30, 2005, the Company had insurance policies in effect to cover operating risks, third-party liability, health, etc. Company's management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Types	Insured amounts

Operating risks	R$940,160,000.00
General third-party liability - RCG	R$7,559,750.00
Automobile (fleet of executive vehicles)	Fipe Table and R$250,000.00 for DC/DM
Automobile (fleet of operational vehicles)	R$250,000.00 for DC/DM

29.  AMERICAN DEPOSITARY RECEIPTS ("ADRs") PROGRAM

On November 16, 1998, the Company began trading ADRs with the following characteristics on the New York Stock Exchange - NYSE:

•  Type of shares: preferred.

•  Each ADR represents 50,000 (fifty thousand) preferred shares.

•  Shares are traded as ADRs with the code "TBE" on the New York Stock Exchange - NYSE.

•  Foreign depositary bank: The Bank of New York.

•  Custodian bank in Brazil : Banco Itaú S.A.

30.  RECONCILIATION BETWEEN THE LOSS IN THE FIRST SEMESTER - PARENT COMPANY AND CONSOLIDATED

The reconciliation between the loss in the first semester of 2005 and 2004 of the Parent Company and consolidated is as follows:

	Consolidated
	06.30.05	06.30.04

Company's loss	(34,083)	(15,266)
Donations of equipment received by subsidiaries	-	(1,348)
Consolidated loss	(34,083)	(16,614)

31.  SUBSEQUENT EVENTS

The General Meeting of the Board of Directors of Tele Leste Celular Participações S.A. held on June 27, 2005 approved the proposal to increase the capital for capitalization of the tax benefits resulting from the corporate restructuring, amounting to R$490, with the issue of 31,915 common book-entry shares, without par value. Each share will be traded for R$15.35, assuring the right to preference established in article 171 of Law No. 6,404/76, and funds arising from any exercise of the preference rights should be credited to the controlling shareholder. The term for exercising the right to preference is from June 29 to July 28, 2005 .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2005

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.